Mail Stop 3561

October 17, 2008

Andrew D. Feshbach, President
The Walking Company Holdings, Inc.
121 Gray Avenue
Santa Barbara, California 93101

> RE: **The Walking Company Holdings, Inc.**
> **Form 10-K FYE 12/31/07**
> **Filed 03/28/08 and amended 04/19/08**
> File No. 0-22963

Dear Mr. Feshbach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise further comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation
Compensation Discussion and Analysis

Annual Performance-Based Cash Bonus Awards

1. We note your disclosure that the Compensation Committee considered specific factors, such as the year-over-year growth in consolidated net sales in 2007, in determining to pay certain bonuses. In future filings, please disclose whether management has set certain performance target levels with respect to bonus awards. To the extent you have performance targets, in future filings please disclose the specific performance targets used to determine incentive amounts, and indicate the percentage of performance bonus subject to each performance objective for each named executive officer. If you believe it is appropriate to

omit these targets, please provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Summary Compensation Table

2. In future filings, please provide the two (2) fiscal years covered by the information in the table. Please refer to Item 402(c)(2)(ii) of Regulation S-K.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Janice McGuirk at (202) 551-3395 or Pamela Howell, reviewer, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director